E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under The Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

A copy of the Registrant’s Press Release dated February 23, 2011, NOVA Chemicals Announces Definitive Agreements for Ethane Supply from Williston Basin for its Joffre Petrochemical Complex, is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Ronald E.J. Kemle
Ronald E.J. Kemle
Vice President and Deputy General Counsel

February 24, 2011

EXHIBITS

Attached hereto is:

99.1                           Press Release dated February 23, 2011; NOVA Chemicals Announces Definitive Agreements for Ethane Supply from Williston Basin for its Joffre Petrochemical Complex.